UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS” (Registrant)

Date: April 23, 2004	By:	/s/ Alexander V. Izosimov

	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Explanatory Note

On April 16, 2004, a Joint Extraordinary General Meeting of Shareholders of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) took the final corporate step regarding the merger of VimpelCom and its subsidiary for regional development, Open Joint Stock Company VimpelCom-Region by approving certain amendments to the Charter of VimpelCom. The results of the JEGM are set out in the attached Report on the Results of the Voting.

REPORT ON THE RESULTS OF THE VOTE

of the Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

Russian Federation, 127083, Moscow, 10 Ulitsa 8 Marta, bldg.14 and of

Open Joint Stock Company “VimpelCom-Region”

Russian Federation, 127083, Moscow, 10 Ulitsa 8 Marta, bldg.14

(Protoco No 33 of April 16, 2004)

The Joint Extraordinary General Shareholders Meeting (hereinafter, the “JEGM” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom”) and of Open Joint Stock Company “VimpelCom-Region” (hereinafter, “VimpelCom-R”) was held on April 16, 2004 by the decision of the Board of Directors of VimpelCom as consented by the General Director of VimpelCom-R as of February 18, 2004.

The JEGM was conducted in the form of a meeting with an option to vote on the agenda item by sending to VimpelCom the completed voting ballots.

The Meeting was held at: Russia, Moscow, 10 Ulitsa 8 Marta, bldg. 14

Voting rights at the Meeting:

In accordance with the Merger Agreement between VimpelCom and VimpelCom-R dated as of October 24, 2003 (the “Merger Agreement”),

- shareholders of VimpelCom are entitled to vote at the JEGM on all matters on the basis of the one share—one vote principle. Each common share of VimpelCom has one vote at the JEGM and each convertible type A preferred share of VimpelCom has one vote at the JEGM;

- shareholders of VimpelCom-R have such number of votes at the JEGM which they would have at the general shareholders meeting of VimpelCom after the merger of VimpelCom-R into VimpelCom. Each common registered share of VimpelCom-R, except for shares owned by VimpelCom, has two thousand one hundred and ninety-nine (2,199) votes at the JEGM and each convertible type A registered preferred share of VimpelCom-R, except for shares owned by VimpelCom, has two thousand one hundred and ninety-nine (2,199) votes at the JEGM.

- VimpelCom is not entitled to participate in the JEGM and shares of VimpelCom-R owned by VimpelCom do not have the right to vote at the JEGM.

Quorum:

The total number of votes held by the shareholders of VimpelCom that participated in the Meeting is 27 085 670, constituting 57,93% of the total number of votes held by the holders of the voting stock of VimpelCom entitled to participate in the JEGM.

The total number of votes held by the shareholders of VimpelCom-R that participated in the Meeting is 10 948 821, constituting 100% of the total number of votes held by the holders of the voting stock of VimpelCom-R entitled to participate in the JEGM.

There were no invalid ballots. The Meeting had a quorum.

Chairman of the Meeting—Chairman of the Board of Directors—Mr. J. Lunder. Secretary of the Meeting—Acting Secretary of the Board of Directors—G. Silvestrov.

The Agenda of the Meeting:

1.	Approval of the amendments to the Charter of VimpelCom.

The Item put to vote:

“To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendments in accordance with Russian law.”

The results of the vote on the item:

The number of votes in respect of this Item held by persons included in the list of VimpelCom of those entitled to participate in the Meeting, was 46 758 801.

The number of votes held by shareholders of VimpelCom who participated in the Meeting and voted on this Item, was 27 085 670.

The number of votes in respect of this Item held by persons included in the list of VimpelCom-R of those entitled to participate in the Meeting, was 10 948 821.

The number of votes held by shareholders of VimpelCom-R who participated in the Meeting and voted on this Item, was 10 948 821.

Quorum on the item put to vote was present.

The results of the votes of VimpelCom shareholders:

For	Against	Abstained
27 063 930	3 626	18 114

The results of the votes of VimpelCom-R shareholders:

For	Against	Abstained
10 948 821	0	0

The decision taken:

To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendments in accordance with Russian law.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 78/c dated April 08, 2004): Nikitin Andrei Nikolaevich (chairman), Tatarintseva Olga Vitalievna (secretary), and Smirnov Nikolai Yegorovich (member).

/s/ J. Lunder
Chairman of the Meeting:	J. Lunder

/s/ G. Silvestrov
Secretary of the Meeting	G. Silvestrov

April 16, 2004

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ATTACHMENT 1

APPROVED

By the Joint Extraordinary General

Meeting of Shareholders of

Open Joint Stock Company

“Vimpel-Communications” and

of Open Joint Stock Company

“VimpelCom-Region”

Protocol No. 33

Dated April 16, 2004

____________________________

Alexander Izosimov

General Director and Chief Executive Officer

Open Joint Stock Company “Vimpel-Communications”

Amendment No. 1 to the Charter of Open Joint Stock Company “Vimpel-Communications”

1.	To delete the second paragraph of Article 1.1 in its entirety.

2.	To insert a new Article 1.2 with the following wording: “As a result of the reorganization in the form of merger of Open Joint Stock Company “Vimpelcom-Region” into the Company, the Company succeeded to all the rights and obligations of the Open Joint Stock Company “Vimpelcom-Region” in accordance with the applicable laws of the Russian Federation.”

3.	To renumber Articles 1.2—1.5 to Articles 1.3—1.6 respectively.

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